EXHIBIT 2.1

CONTRIBUTION AGREEMENT

BETWEEN

CEU PARADIGM, LLC

AND

NEW SOURCE ENERGY PARTNERS L.P.

- i -

4.23	Surface Use	18
4.24	Title	18
4.25	Investment	18
ARTICLE 5 GRANTEE’S REPRESENTATIONS AND WARRANTIES		19
5.1	Organization and Standing	19
5.2	Power	19
5.3	Authorization and Enforceability	20
5.4	Liability for Brokers’ Fees	20
5.5	Litigation	20
5.6	No Conflicts	20
5.7	Consents and Approvals	20
5.8	Securities Law, Access to Data and Information	20
5.9	Grantee’s Evaluation	21
5.10	Consideration Units and Bonus Payment Units	21
ARTICLE 6 COVENANTS AND AGREEMENTS		21
6.1	Covenants and Agreements of Grantor	21
6.2	Covenants and Agreements of the Parties	23
ARTICLE 7 GRANTOR’S CONDITIONS TO CLOSE		25
7.1	Representations	25
7.2	Performance	25
7.3	Pending Matters	25
7.4	Delivery	25
ARTICLE 8 GRANTEE’S CONDITIONS TO CLOSE		25
8.1	Representations	25
8.2	Performance	25
8.3	Pending Matters	25
8.4	Delivery	26
ARTICLE 9 THE CLOSING		26
9.1	Time and Place of the Closing	26
9.2	Increased Production Bonus	26
9.3	Increased Production Bonus Payment	27
9.4	Actions of Grantor at the Closing	28
9.5	Actions of Grantee at the Closing	28
ARTICLE 10 TAXES		29
10.1	Fees	29
10.2	Income Taxes; Transfer Taxes	29
10.3	Asset Taxes	29
10.4	Asset Tax Returns	29

- ii -

ARTICLE 11 OBLIGATIONS AND INDEMNIFICATION		30
11.1	Retained Obligations	30
11.2	Assumed Obligations	30
11.3	Grantee’s Indemnification	30
11.4	Grantor’s Indemnification	30
11.5	Limitation for Grantor’s Indemnification	31
11.6	Notices and Defense of Indemnified Matters	31
11.7	Remedies	32
ARTICLE 12 LIMITATIONS ON REPRESENTATIONS AND WARRANTIES		32
12.1	Disclaimers of Representations and Warranties	32
12.2	Survival	33
ARTICLE 13 MISCELLANEOUS		33
13.1	Expenses	33
13.2	Document Retention	33
13.3	Entire Agreement	34
13.4	Disclosure Schedules	34
13.5	Waiver	34
13.6	Publicity	34
13.7	No Third Party Beneficiaries	34
13.8	Assignment	34
13.9	Governing Law	34
13.10	Notices	35
13.11	Severability	36
13.12	Time of the Essence	36
13.13	Counterpart Execution	36
13.14	Further Assurances	36

- iii -

Exhibit A	Leases
Exhibit B	Wells
Exhibit B-1	Other Wells
Exhibit C	Material Agreements
Exhibit D	Form of Conveyance
Exhibit E	Excluded Personal Property

SCHEDULES

1.1(a)	Knowledge of Grantor
1.1(b)	Knowledge of Grantee
3.1	Wire Instructions
4.6	Litigation
4.7	Insurance
4.11	Calls on Production
4.12	Breaches and Defaults of Material Agreements
4.13	Hydrocarbons Sales Contracts
4.14	Suspense Proceeds
4.17	Preferential Rights and Transfer Requirements
4.18	No Conflicts
4.21	Wells and Equipment
4.22	Environmental
4.23	Surface Use
4.24	Title
5.6	No Conflicts

- iv -

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is dated as of January 31, 2014, by and between CEU Paradigm, LLC, a Delaware limited liability company (“Grantor”), and New Source Energy Partners L.P., a Delaware limited partnership (“Grantee”). Grantor and Grantee are collectively referred to herein as the “Parties” and individually referred to as a “Party.”

RECITALS

1. Grantor owns various oil and gas properties, either of record or beneficially, as more fully described in the Exhibits hereto.

2. Grantor desires to contribute to Grantee and Grantee desires to receive from Grantor the properties and rights of Grantor hereafter described, in the manner and upon the terms and conditions hereafter set forth.

3. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 1 hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1

DEFINED TERMS

1.1 Definitions.

“Accounting Arbitrator” has the meaning set forth in Section 9.3(b) of this Agreement.

“Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

“Agreement” means this Contribution Agreement.

“Assets” has the meaning set forth in Section 2.2 of this Agreement.

“Asset Taxes” means ad valorem, property, severance, production, or similar Taxes (including any interest, fine, penalty or additions to tax imposed by Governmental Authorities in connection with such Taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom, but excluding, for the avoidance of doubt, income, franchise, and similar Taxes.

“Asset Tax Return” shall mean any report, return, information statement, schedule, attachment, payee statement or other information required to be provided to any Governmental Authority with respect to Asset Taxes.

“Asset Value” means Nineteen Million Eight Hundred Thirty-One Thousand Dollars and no Cents ($19,831,000.00).

“Assumed Obligations” has the meaning set forth in Section 11.2 of this Agreement.

“Average Look Back Period Production” has the meaning set forth in Section 9.2(b) of this Agreement.

“Bonus Payment Unit Price” means the volume weighted average price (rounded to two decimal places) for the Common Units for the twenty (20) consecutive trading days prior to the date upon which the Increased Production Bonus is paid, in accordance with Section 9.3(b), on which such Common Units are actually traded and quoted on the New York Stock Exchange as reported by Bloomberg Financial Markets (or such other source as the Parties shall agree in writing).

“Bonus Payment Units” means any Common Units that Grantee elects to deliver to Grantor in full or partial payment of the Increased Production Bonus, as described in Section 9.3(b).

“Bonus Payment Units Number” means the quotient obtained by dividing the Increased Production Bonus by the Bonus Payment Unit Price, rounded to the nearest whole number.

“Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are authorized or required by law to be closed for business in New York, New York or Oklahoma City, Oklahoma, United States of America.

“Cash Consideration” has the meaning set forth in Section 3.1 of this Agreement.

“Casualty Loss” has the meaning set forth in Section 6.2(e) of this Agreement.

“Closing” has the meaning set forth in Section 9.1 of this Agreement.

“Closing Date” has the meaning set forth in Section 9.1 of this Agreement.

“Common Units” means common units representing limited partner interests in New Source Energy Partners L.P.

“Consideration Units” has the meaning set forth in Section 3.1 of this Agreement.

“Consideration Value” has the meaning set forth in Section 3.1 of this Agreement.

“Conveyance” means that certain assignment, bill of sale and conveyance the form of which is more particularly set forth on Exhibit D to this Agreement.

“Defensible Title” means such title to the Assets that, subject to and except for Permitted Encumbrances, is free and clear of encumbrances and Liens and, to Grantor’s knowledge: (a) is not less than the net revenue interest reflected in Grantor’s records (“NRI”) as set forth on Exhibit B for each Well throughout the life of such Well; and (b) is in an amount not greater than the working interest reflected in Grantor’s records (“WI”) as set forth on Exhibit B throughout the life of such Well.

“Effective Date” shall mean August 1, 2013.

“Effective Time” has the meaning set forth in Section 2.4(a) of this Agreement.

“Environmental Laws” means all laws, statutes, ordinances, court decisions, rules and regulations of any Governmental Authority pertaining to health or the environment as may be interpreted by applicable court decisions or administrative orders, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act, as amended, the Resource Conservation and Recovery Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendment and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and comparable state and local laws.

“Equipment” has the meaning set forth in Section 2.2(b) of this Agreement.

“Excluded Assets” has the meaning set forth in Section 2.3 of this Agreement.

“Financial Statements” has the meaning set forth in Section 6.2(d) of this Agreement.

“Fundamental Representations and Warranties” means the representations and warranties in Sections 4.1, 4.2, 4.3, 4.4, 4.18, 5.1, 5.2, 5.3 and 5.4 of this Agreement.

“Governmental Authority” means, as to any given Asset, any agency, department, board or other instrumentality of the United States and the state, county, parish, city and political subdivisions in which such Asset is located and that exercises jurisdiction over such Asset.

“Grantee” has the meaning set forth in the first paragraph of this Agreement.

“Grantee Expenses” has the meaning set forth in Section 9.2(c) of this Agreement.

“Grantee Increased Production Bonus Statement” has the meaning set forth in Section 9.2(a) of this Agreement.

“Grantee Indemnitees” has the meaning set forth in Section 11.4 of this Agreement.

“Growth Capital Expenditures” has the meaning set forth in Section 9.2(c) of this Agreement.

“Hazardous Substance(s)” means and includes, each substance defined, designated, classified or regulated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant, radioactive material or byproduct, or toxic substance under any Environmental Law, and any petroleum or petroleum products.

“Hydrocarbons” has the meaning set forth in Section 2.2(a) of this Agreement.

“Increased Production Bonus” has the meaning set forth in Section 9.2(a) of this Agreement.

“Indemnity Claim” has the meaning set forth in Section 11.6 of this Agreement.

“Information” has the meaning set forth in Section 6.2(a) of this Agreement.

“Knowledge” as to the Grantor shall mean and be limited to the actual knowledge of any Person listed on Schedule 1.1(a) and as to the Grantee shall mean and be limited to the actual knowledge of any Person listed on Schedule 1.1(b).

“Lands” has the meaning set forth in Section 2.2(a) of this Agreement.

“Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.

“Leases” has the meaning set forth in Section 2.2(a) of this Agreement.

“Lien(s)” means, with respect to any property or asset, any mortgage, pledge, charge, security interest, or other encumbrance of any kind in respect of such property or asset.

“Losses” has the meaning set forth in Section 11.3 of this Agreement.

“Material Agreements” means, to the extent binding on the Assets or Grantee’s ownership thereof after Closing, any contract, agreement, or other arrangement, other than the instruments constituting the Leases, which is one or more of the following types: (a) contracts with any Affiliate of Grantor for services to be performed on behalf of the Assets, excluding any formation and governance agreements of Grantor and any agreement between Grantor and its Affiliates primarily related to compensation, distributions, dividends or other forms of consideration by and between the partners and members of Grantor or its Affiliates; (b) contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons which are not cancelable without penalty on sixty (60) days prior written notice; (c) non-competition agreements or any agreements that purport to restrict, limit, or prohibit Grantor from engaging in any line of business or the manner in which, or the locations at which, Grantor (or Grantee, as successor in interest to Grantor hereunder) conducts business, including area of mutual interest agreements; (d) contracts for the gathering, treatment, processing, storage, or transportation of Hydrocarbons; (e) indentures, mortgages or deeds of trust, loans, credit or note purchase agreements, sale-lease back agreements, guaranties, bonds, letters of credit, or similar financial agreements; and (f) contracts for the construction and installation or rental of equipment, fixtures, or facilities with guaranteed production throughput requirements or demand charges or which cannot be terminated by Grantor without penalty on sixty (60) days or less notice; that in each case of (a) through (f) above, could reasonably be expected to result in (i) aggregate payments by Grantor (net to the interest of Grantor) of more than Fifty Thousand Dollars ($50,000) or (ii) revenues (net to the interest of Grantor) of more than Fifty Thousand Dollars ($50,000) during the current or any subsequent calendar year.

“New Well Production Revenue” has the meaning set forth in Section 9.2(d) of this Agreement.

“NRI” has the meaning set forth in the definition of Defensible Title.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Grantee dated as of February 13, 2013, as amended.

“Party” and “Parties” has the meaning set forth in the first paragraph of this Agreement.

“Permits” has the meaning set forth in Section 4.16 of this Agreement.

“Permitted Encumbrances” means:

(a) the terms and conditions of the Leases and other instruments of record relating to the Wells, including, without limitation, lessor’s royalties, overriding royalties, net profits, carried interests, reversionary interests and similar burdens (payable or in suspense), if the net cumulative effect of such burdens does not, individually or in the aggregate, operate to reduce the NRI of Grantor below that set forth on Exhibit B or increase the WI of Grantor above that set forth on Exhibit B without a corresponding and proportionate increase in NRI;

(b) Liens for Taxes, or assessments not yet due and delinquent or, if delinquent, that are being contested in good faith in the normal course of business, responsibility for which will be retained by Grantor after Closing, and adequate cash reserves for which are maintained in accordance with United States generally accepted accounting principles;

(c) all rights to consent by, required notices to, filings with, or other actions by a Governmental Authority, in connection with the conveyance of the applicable Asset if the same are customarily obtained after such conveyance;

(d) rights of reassignment upon the surrender or expiration of, and the intent to abandon or surrender, or to allow to expire, any Lease;

(e) easements, rights of way, servitudes, permits, surface leases and other rights with respect to surface operations, on, over or in respect of any of the Assets or any restriction on access thereto that do not materially interfere with or materially impair the operation of the affected Asset, and do not, individually or in the aggregate, reduce the NRI of Grantor below that set forth on Exhibit B or increase the WI of Grantor above that set forth on Exhibit B without a corresponding and proportionate increase in NRI;

(f) the terms and conditions of the Material Agreements set forth in Exhibit C, to the extent the same do not, individually or in the aggregate, reduce the NRI of Grantor below that set forth on Exhibit B or increase the WI of Grantor above that set forth on Exhibit B without a corresponding and proportionate increase in NRI;

(g) materialmen’s, mechanics’, operators’ or other similar Liens arising in the ordinary course of business incidental to operation of the Assets if such Liens and charges have not yet become due and payable or if their validity is being contested in good faith by appropriate action and Grantor retains responsibility therefor after Closing;

(h) preferential rights to purchase or similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties for the transactions contemplated hereby, or (ii) required notices have been given for the transactions contemplated hereby to the holders of such rights and the appropriate period for asserting such rights has expired without an exercise of such rights;

(i) third party consents to assignments or similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties for the transactions contemplated hereby; (ii) required notices have been given for the transactions contemplated hereby to the holders of such rights and (to the extent such period is specifically stated in the instrument containing such consent to assignment or similar requirement) the appropriate period for asserting such rights has expired without an exercise of such rights, request for further information about the transactions contemplated by this Agreement or any Party to this Agreement, or other objection to the transactions contemplated by this Agreement; (iii) are included in that certain Agreement to Assign or Lease, entered into August 29, 2003, by and among S&J Operating Company, C.K. Co., Ted H. Smith, Jr., Max R. Vordenbaum, Dale T. Dreher, Bob Gilmore, Jeffrey W. Ritchie, Stephens Partnership Co., Ltd., J & N Property Co., Ltd., Thomas P. Stephens, and Red River SKT Co., LLC, and Scintilla, L.L.C.; or (iv) are included in that certain Southern Dome Participation Agreement, effective January 10, 2007, by and among New Dominion, L.L.C., Scintilla, L.L.C., Southern Dome Partners, L.P., and Grantor, as amended.

(j) immaterial errors or omissions in documents related to the Assets caused by oversights in drafting, executing, or acknowledging that occurred greater than ten years prior to the date of this Agreement, do not affect and have not historically affected the operations of or production from the Assets and do not reduce the NRI of Grantor below that set forth on Exhibit B or increase the WI of Grantor above that set forth on Exhibit B without a corresponding and proportionate increase in NRI;

(k) rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets and the applicable laws, rules and regulations of such Governmental Authorities; and

(l) all defects and irregularities affecting the Assets which individually or in the aggregate do not operate to reduce the NRI of Grantor, increase the proportionate share of costs and expenses of leasehold operations attributable to or to be borne by the WI of Grantor, and otherwise interfere materially with the operation, value or use of the Assets, and, in each case above, which would be accepted or waived by a prudent purchaser of oil and gas properties.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Post-Effective Time Environmental Liabilities” means (i) any violation of Environmental Law arising in connection with the ownership or operation of the Properties on or after the Effective Time, (ii) any Release of Hazardous Substances onto or from the Properties on or after the Effective Time or relating to or arising from any activities conducted on such properties or from operation of such assets on or after the Effective Time and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above.

“Pre-Effective Time Environmental Liabilities” means (i) any violation of Environmental Law arising in connection with the ownership or operation of the Properties prior to the Effective Time, (ii) any Release of Hazardous Substances onto or from the Properties prior to the Effective Time or relating to or arising from any activities conducted on such properties or from operation of such assets prior to the Effective Time and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above

“Preferential Rights” means any right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with (a) the sale, assignment or other transfer of any Asset or any interest therein or portion thereof, or (b) the execution or delivery of this Agreement or the consummation or performance of the terms and conditions contemplated by this Agreement.

“Properties” has the meaning set forth in Section 2.2(c).

“Property Costs” shall mean all capital expenses, joint interest billings, lease operating expenses, lease rental and maintenance costs, royalties, overriding royalties, leasehold payments, Taxes, drilling expenses, workover expenses, geological, geophysical and any and all other expenditures chargeable under applicable operating agreements, participation agreements or other agreements and all expenditures consistent with the standards established by the Council of Petroleum Accountant Societies of North America that are attributable to the maintenance and operation of the Assets during the period in question; provided, however, that Property Costs shall not include any liabilities, losses, costs and expenses attributable to: (i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury or other torts, illness or death; property damage (other than damage to structures, fences, irrigation systems and other fixtures, crops, livestock, and other personal property in the ordinary course of business); (ii) violation of any Law (or private cause or right of action under any Law); (iii) environmental damage or liabilities, including obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment under applicable Environmental Law; (iv) title and environmental claims (including claims that Leases have terminated); (v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates; (vi) gas balancing and other production balancing obligations; (vii) Casualty Loss; and (viii) any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

“Records” has the meaning set forth in Section 2.2(e) of this Agreement.

“Recoverable Loss” has the meaning set forth in Section 11.5(b) of this Agreement.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Retained Obligations” has the meaning set forth in Section 11.1 of this Agreement.

“SEC” has the meaning set forth in Section 6.2(d) of this Agreement.

“Securities Act” has the meaning set forth in Section 6.2(d) of this Agreement.

“Grantor” has the meaning set forth in the first paragraph of this Agreement.

“Grantor Indemnitees” has the meaning set forth in Section 11.3 of this Agreement.

“Southern Dome Project Area” means the “Project Area” defined in that certain Southern Dome Participation Agreement, effective as of January 10, 2007, by and among New Dominion, L.L.C., Grantor, Southern Dome Partners, L.P. and CEU Paradigm, LLC, as amended.

“Straddle Period” means any tax period beginning before and ending after the Effective Time.

“Suspense Proceeds” has the meaning set forth in Section 4.14 of this Agreement.

“Tax” means (a) federal, state, local, or foreign taxes, charges, fees imposts, levies, or other assessments, including all net income, gross receipts, franchise, capital, sales, use, ad valorem, value added, transfer, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated Taxes, fees, assessments, and charges of any kind whatsoever; (b) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in subsection (a); and (c) any liability for any item described in subsections (a) and (b), payable by reason of contract, assumption, transferee liability, operation of Law, or otherwise.

“Tax Return” has the meaning set forth in Section 4.20(a) of this Agreement.

“Transfer Requirement” means any consent, approval, authorization or permit of, or filing with or notification to, any Person which is required to be obtained, made or complied with for or in connection with any sale, assignment or transfer of any Asset or any interest therein, other than any consent of, notice to, filing with, or other action by Governmental Authorities in connection with the sale or conveyance of oil and/or gas leases or interests therein, if they are not required prior to the assignment of such oil and/or gas leases, or interests or they are customarily obtained subsequent to the sale or conveyance (including consents from state agencies).

“Transfer Taxes” means sales, use, excise, real property transfer, registration, documentary, stamp, filing or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed when, or with respect to, the transfer of property, as well as any interest, penalty or addition thereto whether disputed or not.

“Units” has the meaning set forth in Section 2.2(c) of this Agreement.

“Wells” has the meaning set forth in Section 2.2(b) of this Agreement.

“WI” has the meaning set forth in the definition of Defensible Title.

1.2 Interpretation and Construction. In interpreting and construing this Agreement, the following principles shall be followed:

(a) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms “herein,” “hereof,” “hereby,” and “hereunder,” or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section or subdivision in which any such terms may be employed. The word “includes” and its syntactical variants mean “includes, but is not limited to” and corresponding syntactical variant expressions. The plural shall be deemed to include the singular, and vice versa.

(b) Unless the context of this Agreement clearly requires otherwise, references to Articles, Sections, subsections, Exhibits and Schedules refer to the Articles, Sections, and subdivisions of, and Exhibits and Schedules to, this Agreement.

(c) All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with United States generally accepted accounting principles.

(d) No consideration shall be given to the captions of the articles, sections or subsections, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction.

(e) Each exhibit, attachment, and schedule to this Agreement constitutes a part of this Agreement and is incorporated herein by reference, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment, or schedule, the provisions of the main body of this Agreement shall prevail.

(f) Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

(g) Any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto, and any rules and regulations promulgated thereunder, in each case as existing on the date of this Agreement.

(h) Any reference to “$”, “Dollars” or “Cents” means United States dollars or cents, respectively.

ARTICLE 2

CONTRIBUTION

2.1 Contribution of Assets. At the Closing, and upon the terms and subject to the conditions of this Agreement, Grantor shall contribute to Grantee, and Grantee shall receive from Grantor, the Assets, in exchange for the Cash Consideration and the delivery of the Consideration Units, all as set forth in this Agreement, and the assumption by Grantee of the Assumed Obligations.

2.2 The Assets. As used herein, the term “Assets” means all of Grantor’s right, title and interest, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following (but specifically excluding the Excluded Assets):

(a) The oil and gas leases and the pooling orders attributable to the Wells, together with any mineral estates and other rights that Grantor has in such leases (whether or not such leases, estates or rights are listed on Exhibit A) and the leasehold estates created by any oil and gas leases and mineral estates and other rights described in Exhibit A (collectively, the “Leases”), together with each and every kind and character of right, title, claim, and interest that Grantor has in the Leases or the lands currently pooled, unitized, communitized or consolidated therewith (the “Lands”), including, without limitation, carried interests, royalty interests, mineral interests, production payments and net profits interests and the oil, gas and all other hydrocarbons (the “Hydrocarbons”) attributable to the Leases and the Lands.

(b) The oil and gas wells specifically described in Exhibit B and Exhibit B-1 (the “Wells”), and all personal property, equipment and other Well-related items placed on or in the Wells (the “Equipment”).

(c) The unitization, pooling and communitization agreements, declarations and orders, and the units created thereby and all other such agreements relating to the properties and interests described in Section 2.2(a) and 2.2(b) and to the production of Hydrocarbons, if any, attributable to said properties and interests (the “Units”, and, together with the Wells, Leases, and Lands, the “Properties”).

(d) To the extent transferrable, all existing and effective sales, purchase, exchange, gathering, transportation and processing contracts, operating agreements, balancing agreements, farmout agreements, service agreements and other contracts, agreements and instruments, insofar as they relate to the Properties, including without limitation, the agreements described in Exhibit C.

(e) The files, maps, logs, records and other data relating to the Properties and maintained by Grantor, but only to the extent not subject to unaffiliated third party contractual restrictions on disclosure or transfer and only to the extent related to the Properties (the “Records”).

(f) All rights and benefits arising from or in connection with any gas production, pipeline, storage, processing or other imbalance attributable to Hydrocarbons produced from the Properties as of the Effective Time.

(g) All (i) Hydrocarbons produced from, or attributable to, the Properties from and after the Effective Time; (ii) all Hydrocarbon inventories from or attributable to the Properties that are in storage on the Effective Time, whether produced before, on or after the Effective Time; and (iii) all Hydrocarbons attributable to make-up rights with respect to gas production, pipeline, storage, processing or other imbalances attributable to the Properties, whether produced before, on or after the Effective Time.

(h) All (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Properties with respect to periods of time from and after the Effective Time or that relate to obligations assumed by Grantee pursuant to this Agreement, whether arising before, on or after the Effective Time; and (ii) Liens and security interests in favor of Grantor or its Affiliate, whether choate or inchoate, under any law or contract, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of any of the Properties or to the extent arising in favor of Grantor as the operator or non-operator of any Property.

(i) All rights of Grantor to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto, on or after the Effective Time, to the extent relating to obligations assumed by Grantee pursuant to this Agreement.

(j) All claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries, settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) in favor of Grantor arising from acts, omissions or events, or damage to or destruction of the Properties occurring from and after the Effective Time or which relate to obligations assumed by Grantee pursuant to this Agreement.

(k) To the extent transferrable, all franchises, licenses, permits, approvals, consents, certificates and other authorizations, and other rights granted by third Persons, and all certificates of convenience or necessity, immunities, privileges, grants, and other such rights that relate to, or arise from, the Properties or the ownership or operation thereof.

(l) All other interests and rights of Grantor in the Southern Dome Project Area owned by Grantor as of the Effective Time.

2.3 Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the sale contemplated hereby (collectively, the “Excluded Assets”): (a) all of Grantor’s right, title and interest in and to any injection and disposal wells, including but not limited to, those on the Lands or on lands pooled or unitized therewith, and all personal property, equipment, fixtures, improvements, facilities, permits, surface leases, rights-of-way and easements used in connection with the treatment, processing, transportation, storing or disposal of water produced from the Properties; (b) all credits and refunds and all accounts, instruments and general intangibles (as such terms are defined in the Oklahoma Uniform Commercial Code) attributable to the Assets to the extent attributable to any period of time prior to the Effective Time and that do not relate to obligations assumed by Grantee pursuant to this Agreement; (c) all claims of Grantor for refunds of or loss carry forwards to the extent attributable to (i) ad valorem, severance, production or any other Taxes attributable to any period prior to the Effective Time even if applied for after the Effective Time, (ii) income or franchise Taxes, or (iii) any Taxes attributable to the Excluded Assets, and such other refunds, and rights thereto, for amounts paid in connection with the Assets and attributable to the period prior to the Effective Time, including refunds of amounts paid under any gas gathering or transportation agreement, to the extent the same do not relate to obligations assumed by Grantee pursuant to this Agreement; (d) all proceeds, income or revenues (and any security or other deposits made) to the extent attributable to (i) the Assets for any period prior to the Effective Time, if they do not relate to obligations assumed by Grantee pursuant to this Agreement, or (ii) any Excluded Assets; (e) all of Grantor’s proprietary computer software, technology, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (f) all of Grantor’s rights and interests in geological and geophysical data that is interpretive in nature or which cannot be transferred without the consent of or payment to any third Person; (g) all documents and instruments of Grantor that may be protected by an attorney-client privilege unless such privileged documents and instruments pertain to litigation (including pending and threatened litigation) which Grantee is assuming; (h) data and other information that cannot be disclosed or assigned to Grantee as a result of confidentiality or similar arrangements under agreements with Persons who are not Affiliates of Grantor; (i) concurrent audit rights arising under any of the Material Agreements or otherwise with respect to any period prior to the Effective Time (unless relating to obligations assumed by Grantee pursuant to this Agreement) or to any of the Excluded Assets; (j) all corporate, partnership and income tax records of Grantor; (k) copies of all Records (which shall be prepared at Grantor’s sole cost and expense); (l) all Permits and bonds to the extent not transferable to Grantee; (m) personal property such as vehicles and certain equipment, supplies and office equipment, or any other items, in each case, to the extent described on Exhibit E; and (n) all infrastructure, including but not limited to all easements, rights-of-way, surface leases, buildings, oil transport lines, electrical distribution lines, saltwater transport lines, saltwater disposal wells, saltwater disposal facilities and telecommunication and SCADA facilities.

2.4 Effective Time.

(a) Subject to this Section 2.4, the transactions contemplated by this Agreement shall be effective as of August 1, 2013 at 12:01 a.m. Central Time (the “Effective Time”).

(b) Grantee shall be entitled to all Hydrocarbon production from or attributable to the Leases, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at and after the Effective Time, including, without limitation, delay rentals, shut-in royalties, and lease bonuses, and shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred at and after the Effective Time. Except as set forth to the contrary herein, Grantor shall be entitled to all Hydrocarbon production from or attributable to Leases, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. The terms “earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Counsel of Petroleum Accountants Societies standards. For purposes of this Section 2.4, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed. For clarification, the date an item or work is ordered is not the date of a pre-Effective Time transaction for settlement purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date. For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto including royalties and overriding royalties payable to the owner of the Assets), under this Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are run, or, if there is no such facility, the applicable LACT meters through which they are run, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are transported. Grantor shall utilize reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings or gauging and strapping data is not available. Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before, and the number of days in the applicable period falling at or after, the Effective Time, except that Hydrocarbon production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time. In each case, Grantee shall be responsible for the portion allocated to the period at and after the Effective Time and Grantor shall be responsible for the portion allocated to the period before the Effective Time. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Costs for which such Party is responsible or revenues to which such Party is entitled (whether entirely or in part) pursuant to this Section 2.4(b) or Section 9.2. All adjustments and payments made pursuant to this Section 2.4(b) and Section 9.2 shall be without duplication of any other amounts paid or received under this Agreement.

2.5 Maintenance of Records. Grantee, or its successors or assigns, for a period of seven (7) years following Closing, will (a) retain the Records, (b) provide Grantor, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at Grantor’s sole cost and expense, and (c) provide Grantor, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours, access, at Grantor’s sole cost, risk and expense, to materials received or produced after Closing relating to any Indemnity Claim made under Section 11.6 of this Agreement for review and copying.

ARTICLE 3

CONSIDERATION

3.1 Consideration Amount. As consideration for the conveyance of the Assets at Closing, Grantee shall deliver the Asset Value to Grantor as provided below in this Section 3.1. The Parties acknowledge and agree that Grantor (a) has received revenues on account of the Assets for periods commencing at or after the Effective Time and prior to the Closing Date of $3,976,254.80, and (b) has incurred and paid expenses on account of the Assets for periods commencing at or after the Effective Time and prior to the Closing Date of $2,310,662.31, for a net positive difference of 1,665,592.49 (the “Adjustment Amount”). The Parties further acknowledge and agree that Grantor has incurred but has not yet paid joint interest billings in respect of the Assets for January 2014 (“January JIB”), which is estimated to be no greater than $625,000.00 (such amount, the “JIB Reserve”). The Parties have agreed to reduce the value of consideration to be delivered by Grantee to Grantor at the Closing hereunder in respect of the Asset Value by the value of the Adjustment Amount, less the JIB Reserve. Accordingly, at the Closing, the Grantee shall (i) transfer to Grantor the sum of $6,866,936.75 in immediately available funds in accordance with the wire instructions set forth in Schedule 3.1 (the “Cash Consideration”) and (ii) deliver to Grantor 488,667 Common Units (the “Consideration Units” and together with the Cash Consideration, the “Consideration Value”). Grantor and Grantee acknowledge and agree that the Consideration Units have been valued at $11,923,470.76 based on the average (rounded to two decimal places) of the daily high and low sale prices for the Common Units for the five (5) consecutive trading days prior to Closing on which such Common Units were actually traded and quoted on the New York Stock Exchange as reported by Bloomberg Financial Markets. The Parties agree that Grantor shall retain the JIB Reserve pending receipt of the January JIB and that Grantor shall directly pay the amount reflected as due on the January JIB promptly following receipt thereof. To the extent the actual January JIB is less than the JIB Reserve, Grantor shall promptly remit the excess portion of the JIB Reserve to Grantee promptly following Grantor’s payment of the January JIB.

3.2 Delivery of Consideration. The Cash Consideration and the Consideration Units shall be delivered at the Closing by Grantee in the manner set forth in Section 9.5.

ARTICLE 4

GRANTOR’S REPRESENTATIONS AND WARRANTIES

Subject to the provisions of this Article 4, Grantor represents and warrants to Grantee as of the date of this Agreement and as of Closing (except as otherwise limited herein) that:

4.1 Organization and Standing. Grantor is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in the states where the Assets are located.

4.2 Legal Power. Grantor has all requisite power and authority to own the Assets to carry on its business as presently conducted, and to enter into and perform this Agreement (and all documents required to be executed and delivered by Grantor at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

4.3 Authorization and Enforceability. The execution, delivery and performance by Grantor of this Agreement (and all documents required to be executed and delivered by Grantor at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Grantor. This Agreement constitutes (and, at Closing, such documents shall constitute) Grantor’s legal, valid and binding obligation, enforceable against Grantor in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

4.4 Liability for Broker’s Fees. Grantor has not incurred any liability, contingent or otherwise, for brokers’ fees, finders’ fees or any other similar fees relating to the transactions contemplated hereby for which Grantee shall have any responsibility.

4.5 No Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the Knowledge of Grantor, threatened against Grantor (or any Affiliate thereof) by any third Person or other Grantor.

4.6 Litigation. Except as set forth on Schedule 4.6, (a) Grantor has not received a written claim or written demand notice that has not been resolved and that would materially adversely affect the Assets; and (b) to the Knowledge of Grantor, there are no actions, suits, administrative or arbitration proceedings, governmental investigations, written governmental inquiries or proceedings pending or threatened in writing against Grantor or any of the Assets, in any court or by or before any Governmental Authority or arbitrator with respect to the Assets or that would affect the Grantor’s ability to consummate the transactions contemplated by this Agreement, or materially adversely affect the Assets.

4.7 Insurance. Grantor maintains, and through the Closing Date will maintain, with respect to the Assets, the insurance coverage described on Schedule 4.7.

4.8 No Liens. The Assets will be conveyed to Grantee at the Closing free and clear of all Liens and encumbrances other than Permitted Encumbrances.

4.9 Judgments. There are no unsatisfied penalties, awards, judgments or injunctions issued by a court of competent jurisdiction or other Governmental Authority and outstanding against Grantor or, to the Knowledge of Grantor, with respect to any Asset that would be reasonably expected to materially interfere with the operation of the Assets, impair Grantor’s ability to consummate the transactions contemplated by this Agreement or materially impair the value of any Asset.

4.10 Compliance with Law. Grantor’s ownership and, to the Knowledge of Grantor, the operation of the Assets are in compliance in all material respects with all applicable Laws, and Grantor has not received written notice of a violation of any Law, or any judgment, decree or order of any court, applicable to its business or operations which remains uncured.

4.11 Calls on Production. Except as set forth on Schedule 4.11, to the Knowledge of Grantor, there are no calls on or preferential rights to purchase production from the Assets, take-or-pay payments, advance payment, or other arrangements whereby Grantee will not receive full payment for production delivered at the time that such production is delivered and no Property is subject to penalties on allowables due to production in excess of allowables.

4.12 Material Agreements. (i) All Material Agreements to which Grantor is a party and (ii) to Grantor’s Knowledge, all other Material Agreements, are listed on Exhibit C. Each Material Agreement and Lease is in full force and effect and represents the legal, valid and binding obligation of Grantor, enforceable in accordance with its terms. Except as set forth on Schedule 4.12, (a) Grantor is not in breach of any Material Agreement or Lease, and (b) Grantor has not received or delivered a written notice of default or breach with respect to any Material Agreement or Lease. Prior to Closing, Grantor will have made available to Grantee or its representatives true and complete copies of each Material Agreement and Lease and all amendments or modifications thereto. For purposes of this Section 4.12, references to “Lease” shall only mean to the extent listed on Exhibit A.

4.13 Hydrocarbon Sales Contracts. Except as set forth on Schedule 4.13, to the Knowledge of Grantor, the Assets are not subject to any Hydrocarbon sales contracts for the sale of production from the Assets.

4.14 Suspense Proceeds. Except as is customary in the ordinary course of business or as set forth on Schedule 4.14 (the “Suspense Proceeds”), neither the proceeds of Grantor, nor, with respect to Assets that are operated by Grantor or any Affiliate thereof, any third Person, are being held in suspense.

4.15 Royalties and Rentals. To Grantor’s Knowledge, all bonuses, delay rentals, shut-in royalties, overriding royalties, minimum royalties, royalties and all other similar obligations, other than the Suspense Proceeds, with respect to the Assets have been timely paid in accordance with applicable Leases and Laws.

4.16 Permits. With respect to Assets for which Grantor is the operator, Grantor has and is maintaining all material permits, licenses, approvals and consents from appropriate Governmental Authorities to conduct operations on such Assets (collectively, “Permits”). To Grantor’s Knowledge, the Assets are in compliance with applicable Laws, Permits, rules, regulations, ordinances and orders. To Grantor’s Knowledge, to the extent transferable, the Permits will not be subject to suspension, modification, revocation, or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.17 Preferential Rights and Transfer Requirements. Except as set forth in Schedule 4.17, to the Knowledge of Grantor, there are no Preferential Rights or Transfer Requirements attributable or with respect to any of the Assets.

4.18 No Conflicts. Except as set forth on Schedule 4.18, the execution, delivery, performance and consummation of this Agreement (and the transactions contemplated hereby) does not and will not: (a) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of any instrument, agreement, contract, commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Grantor is a party or by which Grantor or, to the Knowledge of Grantor, any of the Assets is bound (including the governing documents of Grantor); (b) violate, conflict or constitute a breach of any statute, regulation or judicial or administrative order, award, judgment or decree to which Grantor is a party or by which Grantor or, to the Knowledge of Grantor, any of the Assets is bound; or (c) result in the creation, imposition or continuation of any adverse claim or interest, or any Lien, encumbrance, charge, equity or restriction of any nature whatsoever, on or affecting Grantor or, to the Knowledge of Grantor, the Assets.

4.19 Consents and Approvals. No filing or registration with, and no permit, authorization, certificate, waiver, license, consent or approval of, any Governmental Authority is necessary for the execution, delivery or performance by Grantor of this Agreement (other than existing permits and other existing approvals).

4.20 Taxes and Assessments.

(a) Each Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by Grantor with respect to the Assets has been timely and properly filed and, to the Knowledge of Grantor, all Taxes with respect to the Assets have been timely and properly paid. There is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax.

(b) Grantor has not received written notice of any pending claim against Grantor (which remains outstanding) from any applicable Governmental Authority for assessment of Taxes with respect to the Assets. No Governmental Authority has ever asserted a claim that Grantor or its Affiliates are subject to Tax in a jurisdiction in which Grantor or its Affiliate, as applicable, is not filing Tax Returns.

(c) No Asset is subject to a Tax partnership agreement or provision requiring a partnership income Tax Return to be filed under applicable Law.

4.21 Wells and Equipment. Except as set forth on Schedule 4.21, to the Knowledge of Grantor:

(a) all Wells have been drilled and completed at legal locations in accordance with generally accepted oil and gas field practices and within the limits permitted by all applicable Leases, contracts, and pooling or unit agreements;

(b) there are no Wells located on the Assets that (i) Grantor or its Affiliates are currently obligated by any Laws or contract to currently plug, dismantle or abandon; or (ii) have been plugged, dismantled, or abandoned in a manner that does not comply in all material respects with Laws; or (iii) formerly produced but that are currently temporarily abandoned; and

(c) Grantor (or the applicable operator) has all material easements, rights of way, licenses, and authorizations from Governmental Authorities necessary to access, construct, operate, maintain, and repair the Equipment in the ordinary course of business as currently conducted and in compliance with all applicable Laws;

4.22 Environmental. Except as may be disclosed in Schedule 4.22 or for matters that would not, individually or in the aggregate have a material adverse effect on the Assets (taken as a whole):

(a) to Grantor’s Knowledge, the operations of the Assets are, and have been, in compliance with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance in all respects with, all Permits required under all applicable Environmental Laws;

(b) Grantor (with respect to the Assets) is not the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty;

(c) to the Knowledge of Grantor, the Assets are not subject to any action, claim, suit, investigation, inquiry, or proceeding pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law;

(d) to Grantor’s Knowledge, no circumstances exist with respect to the Assets that give rise to an obligation by Grantor to investigate, remediate, monitor or otherwise address the presence, on-site or offsite, of Hazardous Substances under any applicable Environmental Laws;

(e) to Grantor’s Knowledge, there has been no Release of any Hazardous Substances into the environment from any of the Assets; and

(f) to Grantor’s Knowledge, Grantor has provided, or as of Closing will have provided, copies to Grantee of all environmental studies, assessments, and investigations related to the Assets.

4.23 Surface Use. With the exception of Lease provisions, including provisions set forth in recorded addendums to Leases, and agreements listed in Schedule 4.23, there are no surface use agreements to which Grantor is a party covering a portion of the Assets.

4.24 Title. Except as set forth in Schedule 4.24, Grantor has, or at Closing will have, Defensible Title to the Leases and Wells, but excluding Wells listed on Exhibit B-1 for which Grantor does not warrant title. Upon the Closing, Grantee will acquire Defensible Title to all Leases and Wells.

4.25 Investment. Grantor is not acquiring the Consideration Units or the Bonus Payment Units, if any, with a view to or for sale in connection with any distribution thereof or any other security related thereto in violation of the Securities Act or any state securities laws. Grantor is familiar with investments of the nature of the Consideration Units and the Bonus Payment Units, understands that this investment involves substantial risks, has adequately investigated Grantee, the Consideration Units and the Bonus Payment Units, and has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in acquiring the Consideration Units and any Bonus Payment Units, and is able to bear the economic risks of such investment. Grantor has received and reviewed, or has had the opportunity to receive or review, a copy of the Partnership Agreement and understands that the Partnership Agreement contains important provisions governing Grantor’s rights with respect to the Consideration Units, the Bonus Payment Units and Grantee. Grantor has had the opportunity to visit with Grantee and meet with its officers and other representatives to discuss the business, assets, liabilities, financial condition, and operations of Grantee, has received all materials, documents and other information that Grantor deems necessary or advisable to evaluate Grantee and the Consideration Units and Bonus Payment Units, and has made, or has had the opportunity to make, its own independent examination, investigation, analysis and evaluation of Grantee, the Consideration Units and the Bonus Payment Units, including its own estimate of the value of the Consideration Units and any Bonus Payment Units to be received pursuant to this Agreement. Grantor has undertaken such due diligence (including a review of the properties, liabilities, books, records and contracts of Grantee) as Grantor deems adequate. Grantor acknowledges that neither the Consideration Units nor any Bonus Payment Units have been or will be registered under applicable federal and state securities laws and that such Consideration Units and Bonus Payment Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities laws or pursuant to an exemption from registration under any federal or state securities laws, and that any certificates representing such Consideration Units or Bonus Payment Units will bear a legend to the foregoing effect.

ARTICLE 5

GRANTEE’S REPRESENTATIONS AND WARRANTIES

Subject to the provisions of this Article 5, Grantee represents and warrants to Grantor as of the date of this Agreement and as of Closing (except as otherwise limited herein) that:

5.1 Organization and Standing. Grantee is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in each State where the Assets are located and in each State where failure to be so qualified could reasonably be expected to adversely affect the Assets or consummation of the transactions contemplated by this Agreement.

5.2 Power. Grantee has all requisite power and authority to carry on its business as presently conducted and to execute, deliver and perform this Agreement (and all documents required to be executed and delivered by Grantee at Closing) and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement (and such documents) and the consummation of the transactions contemplated hereby (and thereby) will not violate, or be in conflict with, any provision of Grantee’s governing documents or any provisions of any agreement or instrument to which it is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Grantee.

5.3 Authorization and Enforceability. The execution, delivery and performance by Grantee of this Agreement (and all documents required to be executed and delivered by Grantee at Closing), and the consummation of the transactions contemplated hereby (and thereby), have been duly and validly authorized by all necessary action on behalf of Grantee. This Agreement constitutes (and, at Closing, such documents shall constitute) Grantee’s legal, valid and binding obligation, enforceable against Grantee in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

5.4 Liability for Brokers’ Fees. Grantee has not incurred any liability, contingent or otherwise, for brokers’ fees, finders’ fees or any other similar fees relating to the transactions contemplated by this Agreement for which Grantor shall have any responsibility whatsoever.

5.5 Litigation. There is no action, suit, proceeding, claim or investigation pending or, to the Knowledge of Grantee, threatened by any Person or Governmental Authority that impedes or is likely to impede Grantee’s ability to consummate the transactions contemplated hereby and to assume the liabilities to be assumed by Grantee under this Agreement, including, without limitation, the Assumed Obligations.

5.6 No Conflicts. Except as set forth on Schedule 5.6, the execution, delivery, performance and consummation of this Agreement (and the transactions contemplated hereby) does not and will not: (a) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of any instrument, agreement, contract, commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Grantor is a party or by which Grantee is bound (including the governing documents of Grantee); (b) violate, conflict or constitute a breach of any statute, regulation or judicial or administrative order, award, judgment or decree to which Grantee is a party or by which Grantee is bound; or (c) result in the creation, imposition or continuation of any adverse claim or interest, or any Lien, encumbrance, charge, equity or restriction of any nature whatsoever, on or affecting Grantee.

5.7 Consents and Approvals. No filing or registration with, and no permit, authorization, certificate, waiver, license, consent or approval of, any Governmental Authority is necessary for the execution, delivery or performance by Grantee of this Agreement (other than existing permits and other existing approvals).

5.8 Securities Law, Access to Data and Information. Grantee is familiar with the Assets and it is a knowledgeable, experienced and sophisticated investor in the oil and gas business. Grantee understands and accepts the risks and absence of liquidity inherent in ownership of the Assets. Grantee acknowledges that the Assets are or may be deemed to be “securities” under the Securities Act of 1933, as amended, and certain applicable state securities or Blue Sky laws and that resales thereof may therefore be subject to the registration requirements of such acts. The Assets are being acquired solely for Grantee’s own account for the purpose of investment and not with a view to resale, distributions or granting a participation therein in violation of any securities Laws.

5.9 Grantee’s Evaluation.

(a) Grantee is experienced and knowledgeable in the oil and gas business and is aware of its risks. Grantee has been afforded the opportunity to examine the information relating to the Assets. Except for the representations and warranties of Grantor contained in this Agreement, Grantee acknowledges and agrees that neither Grantor, nor Grantor’s representatives, have made any representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the information relating to the Assets or any other information relating to the Assets furnished or to be furnished to Grantee or its representatives by or on behalf of Grantor, and Grantor hereby disclaims the same, including, without limitation any estimate with respect to the value of the Assets, estimates of reserves, estimates or any projections as to events that could or could not occur, future operating expenses, future workover expenses and future cash flow.

(b) In entering into this Agreement, Grantee acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of the transactions contemplated by this Agreement, including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves of the Assets, the value of the Assets and future operation, maintenance and development costs associated with the Assets. Grantee’s representatives have visited, or, prior to Closing will visit, the offices of Grantor and have been given (or, prior to Closing will be given) opportunities to examine the information relating to the Assets. Except as expressly provided in this Agreement, Grantor shall not have any liability to Grantee or its affiliates, agents, representatives or employees resulting from any use, authorized or unauthorized, of the information relating to the Assets or other information relating to the Assets provided by or on behalf of Grantor.

5.10 Consideration Units and Bonus Payment Units. Upon issuance on the Closing Date, the Consideration Units will be validly issued, fully paid, non-assessable (except to the limited extent set forth in Section 5.10 of the Partnership Agreement) and free and clear of all Liens and encumbrances. On the date of issuance of any Bonus Payment Units pursuant to this Agreement, such Bonus Payment Units will be validly issued, fully paid, non-assessable (except to the limited extent set forth in Section 5.10 of the Partnership Agreement) and free and clear of all Liens and encumbrances.

ARTICLE 6

COVENANTS AND AGREEMENTS

6.1 Covenants and Agreements of Grantor. Grantor covenants and agrees with Grantee as follows:

(a) Operations Prior to Closing. From the date of execution hereof to the Closing, Grantor will operate the Assets in a good and workmanlike manner consistent with past practices. From the date of execution of this Agreement to the Closing Date, Grantor shall pay or cause to be paid its proportionate share of all costs and expenses incurred in connection with such operations.

(b) Restriction on Operations. During the period from the date of execution of this Agreement through the Closing Date, subject to Section 6.1(a), unless Grantor obtains the prior written consent of Grantee to act otherwise, Grantor will use good-faith efforts within the constraints of the applicable operating agreements and other applicable agreements: (i) not to abandon any part of the Assets (except in the ordinary course of business or the abandonment of Lease(s) upon the expiration of their respective primary terms or if not capable of production in paying quantities), (ii) not to convey or dispose of any part of the Assets (other than in the ordinary course of business, including the replacement of equipment or sale of oil, gas, and other liquid products produced from the Assets) or enter into, materially amend, terminate, or extend any farmout, farming or other similar contract affecting the Assets, (iii) not to let lapse any insurance now in force with respect to the Assets, (iv) not to modify or terminate any contract relating to the operation of the Assets (other than in the ordinary course of business), (v) not to grant or create any preferential right to purchase, right of first negotiation, right of first purchase, Transfer Restriction or similar right with respect to the Assets; (vi) make any obligation or requirement with respect to the Assets (other than in the ordinary course of business); (vii) not to incur any material indebtedness or take, or fail to take, any action that would cause a Lien or encumbrance to arise or exist with respect to the Assets, except for the Permitted Encumbrances; and (viii) not to agree to do any of the foregoing

(c) Marketing. During the period from the date of execution of this Agreement through the Closing Date, unless Grantor obtains the prior written consent of Grantee to act otherwise, Grantor will not enter into any new marketing contracts or agreements providing for the sale of Hydrocarbons for a term beyond December 31, 2013, except in the ordinary course of business.

(d) Notices of Claims. Grantor shall promptly notify Grantee, if, between the date of execution of this Agreement and the Closing Date, Grantor receives written notice of any claim, suit, action or other proceeding relating to the Assets or written notice of any material breach or default under any Material Agreement.

(e) Compliance with Laws. During the period from the date of execution of this Agreement through the Closing Date, Grantor shall use good faith efforts to comply in all material respects with all applicable Laws, statutes, ordinances, rules, regulations and orders relating to the Assets.

(f) Enforcement of Third Party Provisions. During the period from the date of execution of this Agreement through the Closing Date, to the extent customary in the ordinary course of business pertaining to the Assets, Grantor shall, at Grantee’s request, use reasonable efforts to enforce, for the benefit of Grantee, at Grantee’s cost and expense, all of Grantor’s rights against third Persons under any warranties, guarantees or indemnities given by such third Persons.

6.2 Covenants and Agreements of the Parties. The Parties (except as otherwise limited herein) covenant and agree with each other as follows:

(a) Confidentiality. All data and information, whether written or oral, obtained from Grantor in connection with the transactions contemplated hereby, including the Records, whether obtained by Grantee before or after the execution of this Agreement, and data and information generated by Grantee based on data or information obtained from Grantor in connection with the transactions contemplated hereby (collectively, the “Information”), is deemed by the Parties to be confidential. Until the Closing (or one year after December 31, 2013, if the Closing should not occur for any reason) and, with regard to Information that is not directly related to the Assets, continuing for a period of one year after the Closing (or one year after December 31, 2013, if the Closing should not occur for any reason), except as required by Law, Grantee and its officers, agents and representatives will hold in strict confidence the terms of this Agreement, and all Information, except any Information which: (i) at the time of disclosure to Grantee by Grantor is in the public domain; (ii) after disclosure to Grantee by Grantor becomes part of the public domain by publication or otherwise, except by breach of this commitment by Grantee; (iii) Grantee can establish was rightfully in Grantee’s possession at the time of disclosure to Grantee by Grantor; (iv) Grantee rightfully received from third Persons free of any obligation of confidence; (v) is developed independently by Grantee without the Information, provided that the Person or Persons developing the data shall not have had access to the Information; or (vi) the disclosure of which is reasonably necessary in order to comply with applicable Transfer Requirements or Preferential Rights, notices required to be given under applicable contracts or to seek approvals and consents of Governmental Authorities for the conveyance of any Assets or the transactions contemplated hereby, but then only to the limited extent necessary to comply therewith.

(b) Return of Information. If Closing does not occur and this Agreement is terminated, if Grantor so requests at any time, Grantee shall: (i) return to Grantor all copies of the Information in possession of Grantee obtained pursuant to any provision of this Agreement, which Information is at the time of termination required to be held in confidence pursuant to this Section 6.2; and (ii) destroy any and all notes, reports, studies or analyses based on, or incorporating, the Information. The terms of this Section 6.2 shall survive termination of this Agreement.

(c) Injunctive Relief. Grantee agrees that Grantor will not have an adequate remedy at law if Grantee violates any of the terms of Sections 6.2(a) and 6.2(b). In such event, Grantor will have the right, in addition to any other it may have, to obtain injunctive relief to restrain any breach or threatened breach of the terms of Sections 6.2(a) and/or 6.2(b), or to obtain specific enforcement of such terms.

(d) Financial Statements. Grantor acknowledges that Grantee may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets (“Financial Statements”) in documents filed with the Securities and Exchange Commission (the “SEC”) by Grantee pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and that such Financial Statements may be required to be audited. In that regard, Grantor shall provide Grantee reasonable access to such records relating to the Assets (to the extent such information is available) and personnel of Grantor as Grantee may reasonably request to enable Grantee, and its representatives and accountants, at Grantee’s sole cost and expense, to create and audit any Financial Statements that Grantee deems necessary. Grantor shall consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Grantee to be filed with the SEC in which Grantee reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Securities Exchange Act of 1934, as amended. Upon request of Grantee, Grantor shall request the external audit firm that audits the Financial Statements to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document. Grantor shall provide Grantee and its independent accountants with access to (i) any audit work papers of Grantor’s independent accountants and (ii) any management representation letters provided by Grantor to Grantor’s independent accountants.

(e) Casualty or Condemnation Loss.

(i) If after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain (“Casualty Loss”), and the loss as a result of such Casualty Loss individually or in the aggregate exceeds two percent (2%) of the Asset Value, Grantee shall nevertheless be required to close, and Grantor shall elect, by written notice to Grantee prior to Closing, either (1) to cause the Assets affected by any Casualty Loss to be repaired or restored to at least their condition prior to such Casualty Loss, at Grantor’s sole cost, risk and expense, as promptly as reasonably practicable (which work may extend after the Closing Date), or (2) to indemnify Grantee in a manner reasonably acceptable to Grantee against any costs, losses, or expenses that Grantee reasonably incurs to repair the Assets subject to any Casualty Loss. Grantor shall retain all rights to insurance and other claims against third Persons with respect to the Casualty Loss, except to the extent the Parties otherwise agree in writing.

(ii) If after the date of this Agreement but prior to the Closing Date, any portion of the Assets experiences a Casualty Loss, and the loss as a result of such Casualty Loss individually or in the aggregate is two percent (2%) of the Asset Value or less, Grantee shall nevertheless be required to close and Grantor shall, at Closing, pay to Grantee all sums paid to Grantor by third Persons by reason of such Casualty Loss and shall assign, transfer and set over to Grantee or subrogate Grantee to all of Grantor’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third Persons (other than Affiliates of Grantor, other than captive insurance Affiliates, and its and their directors, officers, employees and agents) arising out of the Casualty Loss.

(f) Updating Exhibit A, Exhibit B and Exhibit to Conveyance. From and after the Closing Date and continuing for a period of up to twelve (12) months thereafter, Grantee and Grantor shall cooperate in good faith to (i) update Exhibit A hereto and the related Exhibit to the Conveyance to include a more complete and accurate list of all Leases to be conveyed under the Conveyance in accordance with the terms of this Agreement (ii) update Exhibit B and (ii) execute and file an amendment, restatement or correction to the Conveyance as necessary to reflect the complete and accurate list of Leases described in subsection (i) above.

ARTICLE 7

GRANTOR’S CONDITIONS TO CLOSE

The obligations of Grantor to consummate the transactions provided for herein are subject, at the option of Grantor, to the fulfillment at or prior to the Closing of each of the following conditions:

7.1 Representations. The representations and warranties of Grantee herein contained shall be true and correct in all material respects as of the Closing Date as though made on and as of such date.

7.2 Performance. Grantee shall have performed in all material respects all obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

7.3 Pending Matters. No suit, action or other proceeding shall be pending or threatened, and no injunction, order or award shall have been issued, that seeks to restrain, enjoin or otherwise prohibit, or recover material damages with respect to, the consummation of the transactions contemplated by this Agreement, excluding any such matter initiated by a Grantor or any Affiliate of Grantor.

7.4 Delivery. Grantee shall have executed, acknowledged, delivered or performed, as appropriate, or shall stand ready to execute, acknowledge, deliver or perform, as appropriate, all items described in Section 9.5.

ARTICLE 8

GRANTEE’S CONDITIONS TO CLOSE

The obligations of Grantee to consummate the transactions provided for herein are subject, at the option of Grantee, to the fulfillment at or prior to the Closing of each of the following conditions:

8.1 Representations. The representations and warranties of Grantor herein contained shall be true and correct in all material respects (and in all respects, in the case of representations and warranties qualified by materiality or material adverse effect, after giving effect to such qualification), as of the Closing Date as though made on and as of such date, other than representations and warranties that refer to a specified date, which need only be true and correct as of such date.

8.2 Performance. Grantor shall have performed in all material respects (and in all respects, in the case of obligations, covenants and agreements qualified by materiality, after giving effect to such qualification) all obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

8.3 Pending Matters. No suit, action or other proceeding shall be pending or threatened, and no injunction, order or award shall have been issued, that seeks to restrain, enjoin or otherwise prohibit, or recover material damages with respect to, the consummation of the transactions contemplated by this Agreement, excluding any such matter initiated by Grantee or any of its Affiliates.

8.4 Delivery. Grantor shall have executed, acknowledged, delivered or performed, as appropriate, or shall stand ready to execute, acknowledge, deliver or perform, as appropriate, all items described in Section 9.4.

ARTICLE 9

THE CLOSING

9.1 Time and Place of the Closing. If the conditions referred to in Article 7 and Article 8 have been satisfied or waived in writing, and subject to any extensions provided for herein, the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Grantee, whose address is 914 N. Broadway Ave., Suite 230, Oklahoma City, Oklahoma 73102, at 12:30 p.m. Central Time on January 31, 2014, or if all such conditions have not been satisfied or waived by that date, then two Business Days after all such conditions have been satisfied or waived (the “Closing Date”).

9.2 Increased Production Bonus.

(a) On or before November 16, 2014, Grantee shall deliver to Grantor its calculation of the Increased Production Bonus, as defined below (the “Grantee Increased Production Bonus Statement”), determined by (i) multiplying the Average Look Back Period Production times Thirty-Five Thousand Dollars and no Cents ($35,000.00) and (ii) subtracting the sum of (A) the Asset Value, (B) the Grantee Expenses, and (C) the New Well Production Revenue (the “Increased Production Bonus”). All calculations of the Increased Production Bonus shall be made (i) according to the factors described in this Agreement and (ii) in accordance with generally accepted accounting principles as consistently applied in the oil and gas industry.

(b) For the purposes of this Agreement, the term “Average Look Back Period Production” shall mean the average daily production (on a Boe basis) from the Assets during the period of time beginning on January 1, 2014 and running through September 30, 2014.

(c) For the purposes of this Agreement, the term “Grantee Expenses” shall mean (i) the expenses incurred by Grantee to increase the production associated with the Assets during the period of time beginning on the Effective Date and running through September 30, 2014, but without regard to expenses incurred by Grantee relating to wells located in the Southern Dome Project Area that were not producing in paying quantities as of the Effective Time (the “Growth Capital Expenditures”) plus (ii) interest on the Growth Capital Expenditures at a fixed rate of 15%, calculated on an annualized basis, commencing on the date such expense is paid by Grantee and running through September 30, 2014.

(d) For the purposes of this Agreement, the term “New Well Production Revenue” shall mean revenues received by Grantee during the period of time beginning on the Effective Date and running through September 30, 2014 from wells located in the Southern Dome Project Area that were not producing in paying quantities as of the Effective Time.

9.3 Increased Production Bonus Payment.

(a) At the time of delivery of the Grantee Increased Production Bonus Statement, Grantee shall provide reasonable documentation as is in Grantee’s possession available to support Grantee Increased Production Bonus Statement. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such statement from Grantee, Grantor shall deliver to Grantee a written report containing any changes that Grantor proposes be made to such statement. If Grantor does not deliver such report to Grantee on or before the end of such thirty (30) day period, Grantor shall be deemed to have agreed with Grantee’s statement, and such statement shall become binding upon the Parties.

(b) If Grantor delivers a report pursuant to Section 9.3(a), the Parties shall undertake to agree on the final statement of the Increased Production Bonus, no later than ninety (90) days after delivery of Grantor’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to the Oklahoma City, Oklahoma office of Smith, Carney & Co., p.c. or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Grantee and Grantor (the “Accounting Arbitrator”), for review and final determination by arbitration. The Accounting Arbitrator shall conduct the arbitration proceedings in Oklahoma City, Oklahoma in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.3. The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of the Increased Production Bonus, the Accounting Arbitrator shall be bound by the terms of this Agreement and shall not determine that the Increased Production Bonus be greater than the amount proposed by Grantor nor lesser than the amount proposed by Grantee. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of the Increased Production Bonus submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Grantor and Grantee shall each bear their own legal fees and other costs of presenting its case. Grantor shall bear one-half and Grantee shall bear one-half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Grantor’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Increased Production Bonus, (x) Grantee shall pay to Grantor the amount (if any) of the Increased Production Bonus in either (1) immediately available funds, (2) Bonus Payment Units Number, or (3) a combination of immediately available funds and Bonus Payment Units, as Grantee may elect; provided that, in no event shall Grantor be obligated to make any payment to Grantee pursuant to the provisions of Sections 9.2 and 9.3. In the event Grantee elects to deliver a combination of immediately available funds and Bonus Payment Units, as described above, the number of Bonus Payment Units to be issued, if any, shall be calculated by dividing the portion of the Increased Production Bonus that Grantee elects to pay via delivery of Bonus Payment Units by the Bonus Payment Unit Price, rounded to the nearest whole number, and Grantee shall deliver to Grantor reasonable supporting documentation for such calculation.

9.4 Actions of Grantor at the Closing. At the Closing, Grantor shall:

(a) execute, acknowledge and deliver to Grantee counterparts of the Conveyance and such other instruments (in form and substance agreed upon by Grantor and Grantee) as may be reasonably necessary to convey the Assets to Grantee in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) deliver, or make available, to Grantee possession of the Assets;

(c) execute and deliver to Grantee an affidavit attesting to the non-foreign status of Grantor;

(d) deliver to Grantee a certificate, duly executed by an authorized manager of Grantor, certifying on behalf of Grantor that the conditions set forth in Sections 8.1 and 8.2 have been fulfilled;

(e) execute, acknowledge and deliver to Grantee any forms required by any Governmental Authority relating to the assumption of operations by Grantee, where applicable;

(f) deliver to Grantee duly executed and acknowledged releases and terminations of any and all mortgages, deeds of trust, assignments of production, financing statements, fixture filings, and other encumbrances and interests burdening the Assets (or any thereof), excluding the Permitted Encumbrances; and

(g) execute, acknowledge and deliver any other agreements provided for herein or necessary or desirable to effectuate the transactions contemplated hereby.

9.5 Actions of Grantee at the Closing. At the Closing, Grantee shall:

(a) deliver to Grantor payment of the Cash Consideration;

(b) deliver to Grantor the Unit Consideration via book entry in the records of the Common Units maintained by Grantee’s transfer agent;

(c) take possession of the Assets;

(d) deliver to Grantor a certificate, duly executed by an authorized officer of Grantee, certifying on behalf of Grantee that the conditions set forth in Sections 7.1 and 7.2 have been fulfilled;

(e) execute, acknowledge and deliver to Grantor counterparts of the Conveyance and such other instruments (in form and substance agreed upon by Grantor and Grantee) as may be reasonably necessary to convey the Assets to Grantee; and

(f) execute, acknowledge and deliver any other agreements provided for herein or necessary or desirable to effectuate the transactions contemplated hereby.

ARTICLE 10

TAXES

10.1 Fees. All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets shall be borne by Grantee.

10.2 Income Taxes; Transfer Taxes. Grantor shall retain responsibility for, and shall bear and pay, all federal income Taxes, state income Taxes, and other similar Taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement. To the extent any Transfer Taxes are payable by reason of the sale of the Assets under this Agreement, such Transfer Taxes shall be borne and timely paid by Grantee. The Parties will cooperate in good faith to minimize any Transfer Taxes to the extent permissible under applicable Law.

10.3 Asset Taxes. Grantor shall retain responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time and (ii) the portion of any Straddle Period ending immediately prior to the Effective Time. All Asset Taxes with respect to the ownership or operation of the Conveyed Interests arising on or after the Effective Time (including all Straddle Period Taxes not apportioned to Grantor) shall be allocated to and borne by Grantee. For purposes of allocation between the Parties of Asset Taxes that are payable with respect to Straddle Periods, the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends immediately prior to the Effective Time shall (A) in the case of Asset Taxes that are based upon or related to revenues, income or receipts or imposed on a transactional basis such as severance or production Taxes, be allocated based on revenues from sales occurring before the Effective Time (which shall be Grantor’s responsibility) and from and after the Effective Time (which shall be Grantee’s responsibility); and (B) in the case of other Asset Taxes, be allocated pro rata per day between the period immediately prior to the Effective Time and the period beginning on the Effective Time. For purposes of clause (A) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Effective Time and the period beginning on the Effective Time. To the extent the actual amount of Asset Taxes is not determinable at Closing, Grantee and Grantor shall utilize the most recent information available in estimating the amount of Asset Taxes. Upon determination of the actual amount of Asset Taxes, Grantor shall pay to Grantee any additional amount necessary to equal Grantor’s share of the Asset Taxes. In the event the amount of Asset Taxes paid by Grantor exceeds Grantor’s share of Asset Taxes, Grantee shall pay the amount of any such overage to Grantor. Any allocation of Asset Taxes between the Parties shall be in accordance with this Section 10.3.

10.4 Asset Tax Returns. Grantor shall prepare and file all Asset Tax Returns with respect to Asset Taxes that are due on or prior to the Closing Date and, subject to this Section 10.4, pay all Asset Taxes shown to be due thereon. To the extent that any amount of such Asset Taxes paid represents an amount attributable to Grantee under this Section 10.4, Grantor shall provide a statement to Grantee apportioning such Asset Taxes pursuant to this Section 10.4. Within 10 Business Days of receipt of such statement, Grantee shall reimburse Grantor for Grantee’s allocated portion of such Asset Taxes. With respect to Asset Taxes that are due after the Closing Date, each Party shall, subject to the provisions of this Section 10.4, (i) pay (or cause to be paid) all such Asset Taxes for which such Party is responsible and (ii) prepare and file (or cause to be prepared and filed) all such Asset Tax Returns for which such Party is responsible. All Tax Returns for any Straddle Periods shall be prepared and filed by Grantee, and Grantee shall provide a statement to Grantor apportioning such Straddle Period Asset Taxes. Within ten (10) Business Days of receipt of such statement, Grantor shall pay Grantee for Grantor’s allocated portion of such Asset Taxes.

ARTICLE 11

OBLIGATIONS AND INDEMNIFICATION

11.1 Retained Obligations. Provided that the Closing occurs, Grantor shall retain all obligations and liabilities (collectively “Retained Obligations”) related to (i) the Excluded Assets, (ii) Property Costs and other costs which are for the account of Grantor pursuant to Section 2.4(b) or Section 9.2, (iii) the business and operation of the Assets relating to periods prior to the Effective Time, including Pre-Effective Time Environmental Liabilities, (iv) Tax obligations retained by Grantor pursuant to Article 10 and (v) all litigation existing as of the Effective Time, whether or not disclosed on Schedule 4.6, indefinitely.

11.2 Assumed Obligations. Provided that the Closing occurs, Grantee hereby assumes all duties, obligations and liabilities (collectively, the “Assumed Obligations”) related to (i) the business and operation of the Assets relating to periods on and after the Effective Time, including Post-Effective Time Environmental Liabilities, (ii) any and all plugging and abandonment operations associated with the Assets, regardless of when such obligations arose and (iii) the obligations of Grantee pursuant to Article 10.

11.3 Grantee’s Indemnification. Provided that the Closing occurs, Grantee shall release, defend, indemnify and hold harmless Grantor, its affiliates, and their respective officers, directors, managers, employees, agents, partners, representatives, members, shareholders, affiliates, subsidiaries, successors and assigns (collectively, the “Grantor Indemnitees”) from and against any and all claims, damages, liabilities, losses, causes of action, costs and expenses (including, without limitation, those involving theories of negligence or strict liability and including court costs and attorneys’ fees) (collectively, the “Losses”) as a result of, arising out of, or related to, (a) the Assumed Obligations, (b) Grantee’s breach of any of its covenants or agreements contained in this Agreement, or (c) the breach of any representation or warranty made by Grantee in Article 5, but expressly excluding, in each case, Losses against which Grantor would be required to indemnify Grantee pursuant to Section 11.4.

11.4 Grantor’s Indemnification. Provided that the Closing occurs, Grantor shall release, defend, indemnify and hold harmless Grantee, its partners, and their respective officers, directors, managers, employees, agents, representatives, members, shareholders, affiliates and subsidiaries (collectively, the “Grantee Indemnitees”) from and against any and all Losses arising out of, or relating to, (a) the Retained Obligations, (b) Grantor’s breach of any of its covenants or agreements contained in this Agreement, or (c) the breach of any representation or warranty made by Grantor in Article 4, but expressly excluding, in each case, Losses against which Grantee would be required to indemnify Grantor pursuant to Section 11.3.

11.5 Limitation for Grantor’s Indemnification.

(a) Notwithstanding anything to the contrary contained herein, Grantor’s indemnification obligation under Section 11.4 shall only apply if Grantee has provided Grantor with written notice claiming indemnification with respect to breaches of representations, warranties, covenants or agreements, on or before the date on which the applicable representation, warranty, covenant or agreement expires pursuant to Section 12.2.

(b) Grantor shall have no liability arising out of or relating to Section 11.4 for any Loss that does not exceed $15,000 (a “Recoverable Loss”) and then only to the extent the aggregate amount of all such Recoverable Losses actually incurred by Grantee Indemnitees thereunder exceed an amount equal to one and one half percent (1.5%) of the Asset Value (and then, subject to Section 11.5(c), only to the extent such aggregate Recoverable Losses exceed such amount).

(c) In no event shall Grantor’s aggregate liability arising out of or relating to Section 11.4 exceed an amount equal to ten percent (10%) of the Asset Value.

(d) The amount of any Loss for which a Grantee Indemnitee claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually recovered with respect to such Loss and (ii) indemnification or reimbursement payments actually recovered from third parties with respect to such Loss.

(e) For purposes of determining whether there has been a breach of a representation or warranty by a Party in connection with the assertion of a claim for indemnification under this Article 11, or determining the amount of a Loss, with respect to any asserted breach, such determination shall be made without regard to any qualifier as to “material,” “materiality” or “material adverse effect” contained in Article 4 or Article 5.

(f) The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 11 as an adjustment to the Consideration Value.

(g) Grantor’s indemnification obligations under Section 11.4 shall not apply for any Losses arising out of an inaccurate representation, warranty, covenant or agreement made by Grantor if Grantee had Knowledge of such inaccuracy prior to Closing; provided, that if Grantee notifies Grantor in writing of such inaccuracy within a reasonable period of time prior to Closing and Grantor fails to take commercially reasonable steps to remedy such inaccuracy, the Grantor’s indemnification obligations under Section 11.4 shall be applicable.

11.6 Notices and Defense of Indemnified Matters. Each Party shall promptly notify the other Party of any matter of which it becomes aware and for which it is entitled to indemnification from the other Party under this Agreement (“Indemnity Claims”); provided, however, that failure of a Party to so notify any other Party shall not relieve the indemnifying Party of its obligations, except to the extent that such failure results in insufficient time being available to permit the indemnifying Party to effectively defend against any third Person claim. The indemnifying Party shall be obligated to defend, at the indemnifying Party’s sole expense, any litigation or other administrative or adversarial proceeding against the indemnified Party relating to any matter for which the indemnifying Party has agreed to indemnify and hold the indemnified Party harmless under this Agreement. However, the indemnified Party shall have the right to participate with the indemnifying Party in the defense of any such matter at its own expense.

11.7 Remedies. Subject to the provisions of Section 6.2(c), the indemnification obligations set forth in this Article 11 are the exclusive remedies available to either Grantor or Grantee under this Agreement, except that Grantor or Grantee may obtain specific performance of such indemnification obligations.

ARTICLE 12

LIMITATIONS ON REPRESENTATIONS AND WARRANTIES

12.1 Disclaimers of Representations and Warranties. The express representations and warranties of Grantor contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory. EXCEPT FOR THE EXPRESS REPRESENTATIONS OF GRANTOR IN THIS AGREEMENT (AND EXCEPT FOR THE SPECIAL WARRANTY OF TITLE TO BE CONTAINED IN THE CONVEYANCE), GRANTEE ACKNOWLEDGES THAT GRANTOR, AND GRANTOR’S REPRESENTATIVES HAVE NOT MADE, AND GRANTOR HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND GRANTEE HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (a) TITLE TO THE ASSETS, (b) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (c) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO GRANTEE BY OR ON BEHALF OF GRANTOR, AND (d) THE ENVIRONMENTAL CONDITION OF THE ASSETS. EXCEPT FOR THE EXPRESS REPRESENTATIONS OF GRANTOR IN THIS AGREEMENT, GRANTOR EXPRESSLY DISCLAIMS AND NEGATES, AND GRANTEE HEREBY WAIVES, AS TO PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING A PART OF THE ASSETS (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (iv) ANY RIGHTS OF GRANTEES UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE CONSIDERATION VALUE, (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, (vi) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, AND (vii) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING THE EXPRESS INTENTION OF GRANTEE AND GRANTOR THAT THE PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES INCLUDED IN THE ASSETS SHALL BE CONVEYED TO GRANTEE, AND GRANTEE SHALL ACCEPT SAME, AS IS, WHERE IS, WITH ALL FAULTS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR AND GRANTEE REPRESENTS TO

GRANTOR THAT GRANTEE WILL MAKE OR CAUSE TO BE MADE SUCH INSPECTIONS WITH RESPECT TO SUCH PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES AS GRANTEE DEEMS APPROPRIATE. GRANTOR AND GRANTEE AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

12.2 Survival. The representations and warranties of the Parties contained herein and all covenants contained herein that are to be performed prior to the Closing will survive for twelve (12) months following the Closing; provided, however, the Fundamental Representations and Warranties shall survive the Closing until the expiration of the applicable statute of limitations. All covenants contained herein that are to be performed following the Closing shall survive the Closing until fully performed. No Party shall have any liability for indemnification claims made under Article 11 with respect to any representation, warranty or covenant unless an Indemnity Claim is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or covenant. If an Indemnity Claim has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or covenant or claim, then the applicable representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved.

ARTICLE 13

MISCELLANEOUS

13.1 Expenses. Except as otherwise provided in this Agreement or any document to be executed pursuant hereto, regardless of whether the transactions contemplated by this Agreement occur, each Party shall be solely responsible for all expenses, including due diligence expenses, incurred by it in connection with the transactions contemplated hereby, and neither Party shall be entitled to any reimbursement for such expenses from the other Party.

13.2 Document Retention. As used in this Section 13.2, the term “Documents” shall mean all files, documents, books, records and other data delivered to Grantee by Grantor pursuant to the provisions of this Agreement (other than those that Grantor have retained either the original or a copy of), including, but not limited to: financial and tax accounting records; land, title and division of interest files; contracts; engineering and well files; and books and records related to the operation of the Assets prior to the Closing Date. Grantee shall retain and preserve the Documents for a period of no less than seven (7) years following the Closing Date (or for such longer period as may be required by law or governmental regulation), and shall allow Grantor or its representatives, at Grantor’s expense, to inspect the Documents at reasonable times and upon reasonable notice during regular business hours during such time period. Grantor shall have the right during such period to make copies of the Documents at its expense.

13.3 Entire Agreement. This Agreement, the documents to be executed pursuant hereunto, and the exhibits attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. No supplement, amendment, alteration, modification or waiver of this Agreement shall be binding unless executed in writing by the Parties and specifically referencing this Agreement and identified as a supplement, amendment, alteration, modification or waiver.

13.4 Disclosure Schedules. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed. Matters may be disclosed on a schedule to this Agreement for purposes of information only. Disclosure of any matter under one schedule shall be deemed disclosure of that matter under any other schedules to the extent reasonably ascertainable on the face of such disclosure.

13.5 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.6 Publicity. The Parties hereto shall consult with each other prior to issuing any public announcement or statement with respect to the transactions contemplated hereby and shall give the other Party the opportunity to provide comments to such public announcement or statement, unless such announcement or statement is required by applicable law or stock exchange requirements.

13.7 No Third Party Beneficiaries. Except as provided in Sections 11.3 and 11.4, nothing in this Agreement shall provide any benefit to any third Person or entitle any third Person to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall otherwise not be construed as a third party beneficiary contract.

13.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of law otherwise, by any Party without the prior written consent of the other Parties, and any attempted assignment without such consent shall be void.

13.9 Governing Law. This Agreement, other documents delivered pursuant hereto and the legal relations between the Parties shall be governed by and construed and enforced in accordance with the laws of the State of Oklahoma, without giving effect to principles of conflicts of law that would result in the application of the laws of another jurisdiction. The Parties hereto irrevocably submit to the jurisdiction of the courts of the State of Oklahoma and the federal courts of the United States of America located in Oklahoma City, Oklahoma over any dispute between the Parties arising out of this Agreement or the transactions contemplated hereby, and each Party irrevocably agrees that all such claims in respect of such dispute shall be heard and determined in such courts (except to the extent a dispute, controversy, or claim arising out of or in connection with a determination of Consideration Value adjustments pursuant to Section 9.3(b) is referred to an expert pursuant to such Section). The Parties hereto irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the venue of any dispute arising out of this Agreement or the transactions contemplated hereby being brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by a suit on the judgment or any other manner provided by law. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT.

13.10 Notices. Any notice, communication, request, instruction or other document by any party to another required or permitted hereunder shall be given in writing and delivered in person or sent by U.S. Mail postage prepaid, return receipt requested, overnight courier or facsimile to the addresses of Grantor and Grantee set forth below. Any such notice shall be effective only upon receipt; provided, that notice given by facsimile transmission shall be confirmed by appropriate answer-back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours.

Grantor:

CEU Paradigm, LLC

100 Constellation Way, Suite 500C

Baltimore, Maryland 21202

Attention: Mr. Matthew Swartz

Telephone: 410-470-2555

Fax: 410-470-2600

Email: matt.swartz@constellation.com

With a copy (which shall not constitute notice) to:

CEU Holdings, LLC

Four Houston Center

1221 Lamar St., Suite 750

Houston, Texas 77010

Attention: Mr. Joseph L. Joyce

Telephone: 713-401-2365

Fax: 713-652-5596

Email: joseph.joyce@constellation.com

Grantee:

New Source Energy Partners L.P.

914 N. Broadway Ave., Suite 230

Oklahoma City, OK 73101

Phone: 405.272.3028

Fax: 405.272.3034

Attention: Kristian Kos

With a copy (which shall not constitute notice) to:

New Source Energy GP, LLC

c/o New Source Energy Partners L.P.

914 N. Broadway Ave., Suite 230

Oklahoma City, OK 73101

Phone: 405.272.3028

Fax: 405.272.3034

Attention: Kristian Kos

Either Party may, by written notice so delivered to the other Party, change its contact information for notice purposes hereunder.

13.11 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the Parties shall negotiate in good faith to modify this Agreement so as to effect their original intention as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13.12 Time of the Essence. Time shall be of the essence with respect to all time periods and notice periods set forth in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

13.13 Counterpart Execution. This Agreement may be executed in any number of counterparts. If counterparts of this Agreement are executed, the signature pages from various counterparts may be combined into one composite instrument for all purposes. All counterparts together shall constitute only one Agreement, but each counterpart shall be considered an original. No Party shall be bound until all Parties have executed a counterpart. Facsimile copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

13.14 Further Assurances. After Closing, Grantor and Grantee agree to take such further actions and to execute, acknowledge and deliver, without further consideration, all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, Grantor and Grantee have executed and delivered this Contribution Agreement as of the date first set forth above.

GRANTOR:

CEU PARADIGM, LLC

By:	/s/ Edward J. Quinn
Name:	Edward J. Quinn
Title:	President, Wholesale

Grantor’s Signature Page to Contribution Agreement

IN WITNESS WHEREOF, Grantor and Grantee have executed and delivered this Contribution Agreement as of the date first set forth above.

GRANTEE:

NEW SOURCE ENERGY PARTNERS L.P.

By:	New Source Energy GP, LLC,
its general partner

	By:	/s/ Kristian Kos
	Name:	Kristian Kos
	Title:	President and CEO

Grantee’s Signature Page to Contribution Agreement